Management Report

CityCatt, Inc.

2021-2022

Prepared on

August 1, 2023

Table of Contents

Profit and Loss Comparison 2021/2022   (UNAUDITED)

January 2021 - December 2022

	NOTES		Total
		Jan 2021 - Dec 2022	Jan 2020 - Dec 2021 (PY)
INCOME			
Sales of Product Income		161.20	
Uncategorized Income		3,037.03	5,515.89
Total Income		**3,198.23**	**5,515.89**
GROSS PROFIT		**3,198.23**	**5,515.89**
EXPENSES			
Advertising and Promotion	100		822.06
Bank Service Charges		170.00	661.00
Dues and Subscriptions		668.25	728.54
IT Developer			49.00
Meals and Entertainment		165.20	
Office Supplies			44.60
Payroll Expenses			218.00
Uncategorized Expense		2,613.42	5,335.82
Uncategorized Expenses			999.84
Total Expenses		**3,616.87**	**8,858.86**
NET OPERATING INCOME		**-418.64**	**-3,342.97**
NET INCOME		**$ -418.64**	**$ -3,342.97**

Balance Sheet Comparison

As of December 31, 2022

(UNAUDITED)

	NOTES	Total	
		As of Dec 31, 2022	As of Dec 31, 2021 (PY)
ASSETS			
Current Assets			
Bank Accounts			
Bank of America		5.78	
Checking at Chase Bank - X7012		431.13	431.13
Personal Funds Clearance Account		-279.30	-179.55
Stripe Account		-821.69	-821.69
Stripe Checking Account		160.75	160.75
Total Bank Accounts		**-503.33**	**-409.36**
Total Current Assets		**-503.33**	**-409.36**
TOTAL ASSETS		**$ -503.33**	**$ -409.36**
LIABILITIES AND EQUITY			
Liabilities			
Total Liabilities			
Equity			
Lis Sommerville Capital	200	5,952.00	5,772.00
Lizia Santos Capital	201	9,735.65	9,735.65
Opening Balance Equity		-13.41	
Retained Earnings		-65,917.01	-65,758.93
Solana LLC Capital	202	50,000.00	50,000.00
Net Income		-260.56	-158.08
Total Equity		**-503.33**	**-409.36**
TOTAL LIABILITIES AND EQUITY		**$ -503.33**	**$ -409.36**

Statement of Cash Flows

(UNAUDITED)

January 2021 - December 2022

	NOTES	Total
OPERATING ACTIVITIES		
Net Income		-418.64
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Net cash provided by operating activities		**-418.64**
FINANCING ACTIVITIES		
Lis Sommerville Capital:Shareholder Contributions		180.00
Opening Balance Equity		-13.41
Net cash provided by financing activities		**166.59**
NET CASH INCREASE FOR PERIOD		**-252.05**
Cash at beginning of period		-251.28
CASH AT END OF PERIOD		**$ -503.33**

This schedule displays detailed breakdowns of any sub-accounts for line items.

100. Advertising and Promotion

	Total	
	Jan 2021 - Dec 2022	Jan 2020 - Dec 2021 (PY)
Advertising and Promotion		783.06
Marketing Services		39.00
Total Advertising and Promotion		**822.06**

200. Lis Sommerville Capital

	Total	
	As of Dec 31, 2022	As of Dec 31, 2021 (PY)
Lis Sommerville Capital		
Shareholder Contributions	5,952.00	5,772.00
Total Lis Sommerville Capital	**5,952.00**	**5,772.00**

201. Lizia Santos Capital

	Total	
	As of Dec 31, 2022	As of Dec 31, 2021 (PY)
Lizia Santos Capital		
Shareholder Contributions	9,735.65	9,735.65
Total Lizia Santos Capital	**9,735.65**	**9,735.65**

202. Solana LLC Capital

	Total	
	As of Dec 31, 2022	As of Dec 31, 2021 (PY)
Solana LLC Capital		
Shareholder Contributions	50,000.00	50,000.00
Total Solana LLC Capital	**50,000.00**	**50,000.00**

Notes to the Financial Statements of CityCatt, Inc.

1. Summary of Significant Accounting Policies

(a) Basis of Presentation - These financial statements have been prepared in conformity with Generally Accepted Accounting Principles (GAAP) in the United States.

(b) Use of Estimates - The preparation of financial statements in conformity with GAAP requires management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents - Cash and cash equivalents include all cash balances and highly liquid investments with original maturities of three months or less.

(d) Accounts Receivable - Accounts receivable are stated at their net realizable value, and an allowance for doubt accounts is provided based on historical experience and other relevant factors.

(e) Property, Plant, and Equipment - Property, plant, and equipment are stated at cost less accumulation depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets.

(f) Revenue Recognition - The company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers, as applicable.

(g) Income Taxes - Income taxes are accounted for under the asset and liability meth

(h) Stock-Based Compensation - The company accounts for stock-based compensation in accordance with relevant GAAP standards.

2. . Related Party Transactions - The Company may enter into transactions with related parties, including its affiliates and officers and directors. Such transactions are conducted at arm's length and are disclosed in accordance with GAAP.

3. . Contingencies - The company discloses any contingencies that are known or reasonably estimable and that could have a material impact on its financial position or results of operations.

4. . Subsequent Events - The company evaluates events that occur subsequent to the balance sheet date but before the financial statements are issued. Disclosures are made when events that require recognition or disclosure in the financial statements have occurred.